From the Desk of

Larry Pino, Esquire

November 3, 2021

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	Tuscan Gardens Senior Living Communities, Inc. Post Qualification Amendment on Form 1-A SEC Response dated October 25, 2021 File No. 024-10945

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Post Qualification Offering Circular Amendment No. 5, filed October 1, 2021 (the “Offering Circular Amendment No. 5”).

The following are the Company’s clarifications to the Offering Statement in response to your letter comments dated October 25, 2021 (the “Commission’s Comments”) and prior correspondence and conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Post Qualification Offering Circular Amendment No. 6, dated November 5, 2021 (the “Offering Circular Amendment No. 6”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Circular based on the Commission’s Comments and discussions with the Staff

The following modifications have been included in the Offering Circular Amendment No. 6 for the purpose of updating and revising certain information based on the Commission’s Comments in based on its review of the Offering Circular and subsequent discussions with the Staff:

Post Qualification Amendment No. 5 filed October 6, 2021

Management's Analysis of Financial Condition and Results of Operations, page 47

1.	We note your disclosure regarding the event of default at Venetia Bay. We further note your disclosure on page 39 that Tuscan Gardens of Venetia Bay opened November 2016 and is at 87% occupancy in post-COVID lease-up. We further note Tuscan Gardens of Palm Coast, which opened November 2018 and is at 58% occupancy in post-COVID lease-up, and Tuscan Gardens of Delray Beach which opened September 2020 and is at 47% occupancy in lease-up. Please revise to describe the consequences of the event of default at Venetia Bay and update the status of the bond financing at Palm Coast and Delray Beach, which appear to have significantly lower occupancy levels than the property in default.

The Offering has been updated to reflect November 1, 2021 occupancy of 91% or 124 units at Venetia Bay, 58% or 81 units at Palm Coast, and 51% or 67 units at Delray Beach.

The Offering has been further revised to reflect describe the consequences of the event of default at Venetia Bay and updates to the status of the bond financing at Palm Coast and Delray Beach, which appear to have significantly lower occupancy levels than the property in default.

2.	We note revised disclosure and statements on page 48 that management expects the TG Holdco COVID-19 operational improvements to continue, but does not anticipate any distributions on the Company’s investment prior to 2024 at which time the TG Holdco management forecasts indicate they would have the ability to service each of the three TG Holdco’s debts and/or i) refinance the Bond Financing with lower cost debt, or ii) generate liquidity from the sale of one or all of the communities, providing free cash available for distribution to its members, which include the Company as their sole preferred member.

Please revise to clarify the business purpose of the 9,991 share exchange and expected relationship between you and the affiliated properties. For example, clarify (1) if one of your key goals is to generate income from the TG Holdco properties, (2) whether the use of proceeds of this Offering may include debt service or activities associated with refinancing, selling or otherwise monetizing the TG Holdco properties, including the Venetian and others that are in default or distress, and (3) the extent to which the Advisor, Sponsor, Manager and other affiliated entities divide their time among the TG Holdco properties and you, and if so the approximate percentages devoted to each.

The Offering has been revised to clarify the business purpose of the 9,991 share exchange and expected relationship between us and the affiliated properties, clarifying that (1) our key goal is to generate income from the TG Holdco properties once and as they are able to achieve their 2024 objectives, (2) the use of proceeds of this Offering is not intended to include debt service or activities associated with refinancing, selling or otherwise monetizing the TG Holdco properties, including the Venetian and others that are in default or distress, and (3) the extent to which the Advisor, Sponsor, Manager and other affiliated entities divide their time among the TG Holdco properties and the Company, and the approximate percentages devoted to each.

3.	Additionally, disclose the basis for the suggestion that TG Holdco operations have improved, the basis for the belief that any such improvements would continue, and the basis for the belief that they will be able to service the debts or refinance. In this regard, clarify the status of any discussions, negotiations or expectations between the affiliated entities in default and the trustee and bondholders.

The Offering has been revised to disclose the basis for the suggestion that TG Holdco operations have improved, the basis for the belief that any such improvements would continue, and the basis for the belief that they will be able to service the debts or refinance. In this regard, clarify the status of any discussions, negotiations or expectations between the affiliated entities in default and the trustee and bondholders.

4.	We note your disclosure that as of April 1, 2021 Venetia Bay was in default of its bond financing due to it inability to pay semi-annual $1,207,406.25 interest, and $335,000 principal payments that were due on that date. It appears that Venetia Bay also defaulted on its payment due October 1, 2020, and as of March 30, 2021, had not made any payments to restore the Debt Service Reserve Fund. Please revise your disclosure to provide more detailed disclosure related to this default, including, but not limited to, the following:

a)	Please clarify whether the payments due for interest and principal on October 1, 2021 have been paid in full.
b)	Please clarify whether all payments been made to restore the Debt Service Reserve Fund.
c)	Please disclose the total amount currently due for principal, interest, fees, penalties and payments needed to restore the Debt Service Reserve Fund and any other required reserves.
d)	Please tell us how all of these amounts due are reflected in your financial statements.
e)	Please clarify what remedies are available to bondholders if the default is not cured.

Please also provide more detailed disclosure, as applicable, related to the default of certain financing arrangements for Tuscan Gardens of Palm Coast, as noted on page 40.

The Offering has been revised to disclose i) no payments have been made for the above Venetia Bay defaults, ii) Palm Coast October 1, 2021 details of default and details of Trustee notice of default, iii) and the majority bondholders’ rights in Venetia Bay and Palm Coast to direct the Trustee(s) to pursue any available remedies including foreclosure and sale of the properties.

Financial Statements, page F-1

5.	Please update your financial statements in accordance with Part F/S of Form 1-A.

The Offering has been revised to include unaudited semi-annual financial statements for the six-month periods ending December 31, 2020 and June 30, 2021 in accordance with Part F/S of Form 1-A.

Note 3 - Merger and Preferred Stock Interest, page F-8

6.	Please revise your footnote to disclose the material terms of the Fund Preferred Shares including but not limited to the dividend rights related to those shares and whether those dividends are cumulative. In addition, please expand your disclosure on pages 35 and 36, as well as your financial statements, to clarify how "Net Liquidity Proceeds after return of capital, less Holdco expenses" is determined.

This footnote (Note 3) has been revised to i) disclose the material terms of the Fund Preferred Shares including but not limited to the dividend rights related to those shares and whether those dividends are cumulative, and ii) to clarify how "Net Liquidity Proceeds after return of capital, less Holdco expenses" is determined.

In addition, we have provided expanded disclosure under the COMPANY STRUCTURE section of the Offering, as well in the Company’s Financial Statements, to clarify how "Net Liquidity Proceeds after return of capital, less Holdco expenses" is determined.

Tuscan Gardens of Venetia Bay Management Company, LLC Balance Sheets, page F-34

7.	We note that each of the Opco entities has a substantial rent payable to affiliate line item on its balance sheet, significantly in excess of its respective cash or current asset balance. Please revise your disclosure for each entity to provide greater insight into the collectability of these rents including why you believe these receivables are fully collectible.

Since TG Holdco is the owner of both Propco and Opco, and TGMC is the Manager for TG Holdco, Propco, and Opco, TGMC can provide at any time for the payment or forgiveness of this intercompany obligation, either in the form of using free cashflow from operations, the proceeds of a liquidity/refinancing event, or in the alternative, direct each of its subsidiaries to setoff and forgive the payable from Opco and the receivable in Propco. The foregoing is consistent with TG Holdco’s ownership of both disregarded entities, which are combined and set off under TG Holdco as the Obligor under the Bond Financing.

The notes to Tuscan Gardens of Venetia Bay Management Company, LLC and Tuscan Gardens of Palm Coast Management Company, LLC Balance Sheets have been updated to reflect the foregoing.

General

8.	We note the revised disclosure on the first page and throughout the Offering circular that the Offering will terminate on December 31, 2024. We note this Offering statement on Form 1-A was qualified on November 25, 2019. Please tell us how the termination date complies with Rule 251(d)(3)(i)(F) or revise as appropriate.

The Offering has been filed under a new Form 1-A, thus eliminating the three year (November 2022) post qualification amendment limitations under Rule 251(d)(3)(i)(F).

Additional Modifications to the Offering Statement Disclosures

The Offering is an Issuer Offering. As such, no commissions will be paid for the sale of the Units offered by the Company.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC